SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-    ☐

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on revised financial forecasts for the year ended March 31, 2004 (Wednesday, April 28, 2004)	1

April 28, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on revised financial forecasts for the year ended March 31, 2004

Please be advised that Kubota Corporation (the Company) has revised the consolidated and non-consolidated (parent company only) financial forecasts for the year ended March 31, 2004 as follows:

<The original forecasts were released on November 11, 2003 when the Company announced the financial results for the six months ended September 30, 2003.>

1. Revised consolidated financial forecasts for the year ended March 31, 2004.

(April 1, 2003—March 31, 2004)

(Unit; ¥million, %)

	Net sales	Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Original Forecasts	925,000	19,000	8,000
Revised Forecasts	930,000	27,000	11,500
Change	5,000	8,000	3,500
(%)	0.5	42.1	43.8
Comparable Previous Year (Year ended March 31, 2003)	926,145	6,156	(8,004)

2. Revised non-consolidated financial forecasts for the year ended March 31, 2004.

(April 1, 2003—March 31, 2004)

(Unit; ¥million, %)

	Net sales	Ordinary Income	Net Income
Original Forecasts	664,000	37,000	20,000
Revised Forecasts	664,000	46,000	21,500
Change	0	9,000	1,500
(%)	0	24.3	7.5
Comparable Previous Year (Year ended March 31, 2003)	672,439	26,750	(8,270)

3. Reasons for revision

(Consolidation)

Favorable sales in the Internal Combustion Engine and Machinery segment, especially strong sales of tractors in the US market, continued, and this will be able to offset reduced sales of public works-related businesses including the Pipes, Valves, and Industrial Castings segment and the Environmental Engineering segment. As a result, net sales are expected to be slightly higher than the original forecasts.

In terms of profit, profit in the Internal Combustion Engine and Machinery segment will be higher compared to the original forecasts due to its increased sales. Profit in the Pipes, Valves, and Industrial Castings segment will be higher compared to the original forecasts, because the segment managed to improve its profitability through implementing cost reduction and spending control program, and be able to absorb the negative effects form reduced sales and rising prices in raw materials. Profit in the Environmental Engineering segment will be lower compared to the original forecasts due to the reduced sales and the loss on dissolution of an affiliated company which will not give a significant impact on the segment. Accordingly, both of the income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies and net income are expected to be larger than the original forecasts.

(Non-consolidation)

Net sales will remained unchanged from the original forecasts based upon the same reasons for consolidation mentioned above. Ordinary income will be higher than the original forecast mainly due to the improved profitability in Farm and Industrial Machinery Consolidated Division and Industrial and Material Systems Consolidated Division as stated in the above reasons for consolidation. However, net income will be slightly higher than the original forecasts, because the significant increase in the net non-recurring losses including the loss on dissolution of an affiliated company is expected.

The Company plans to pay the year-end cash dividends of ¥15.00 per ADS (¥3.00 per common share) which is the same amount of the original forecasts.

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 7, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department